UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INTERNATIONAL FIGHT LEAGUE, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

45951A101

(CUSIP Number)

Richard J. Kurtz
270 Sylvan Avenue
Englewood Cliffs, NJ 07632
(201) 871-1055

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45951A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard J. Kurtz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ Not Applicable
	(b)	☐ Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,872,926*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,872,926*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,872,926*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) IN

*Reflects the 1:20 reverse stock split effected on November 29, 2006 immediately prior to the Merger (as defined below).

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $.01 per share (the “Common Stock”), of International Fight League, Inc., a Delaware corporation formerly known as Paligent, Inc. (the “Company”).  The principal executive offices of the Company are located at 424 West 33rd Street, Suite 650, New York, New York 10001.

Prior to November 29, 2006, the Company was known as Paligent Inc., a Delaware corporation.  On November 29, 2006, the Company acquired International Fight League, Inc., a privately held Delaware corporation (“Old IFL”), pursuant to an agreement and plan of merger, dated as of August 25, 2006, as amended (the “Merger Agreement”), which is attached hereto as Exhibit 1, by and among the Company, IFL Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Old IFL, providing for the merger of Merger Sub and Old IFL, with Old IFL being the surviving corporation and becoming our wholly-owned subsidiary (the “Merger”).  Immediately following the Merger, the Company changed its name to International Fight League, Inc., Old IFL changed its name to IFL Corp., and the Company began operating Old IFL’s business of organizing and promoting a mixed martial arts sports league.

Item 2.	Identity and Background

This Schedule 13D is being filed by Richard J. Kurtz.  Mr. Kurtz is a director of the Company and a citizen of the United States.  Mr. Kurtz’s business address is 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.  Mr. Kurtz’s principal occupation is serving as CEO and Chairman of Kamson Corporation, a privately held corporation which owns and operates real estate investment properties in the Northeastern United States, with its principal executive offices located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

During the past five years, Mr. Kurtz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, Mr. Kurtz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to add at the end thereof the following:

“On November 29, 2006, pursuant to the Merger Agreement, the Company issued to Mr. Kurtz 4,930,213 shares of Common Stock in exchange for his 4,775,610 shares of Old IFL common stock in the Merger.

“Immediately following the Merger, pursuant to the contribution agreement between the Company and Mr. Kurtz (the “Contribution Agreement”), which is attached hereto as Exhibit 2, the Company issued to Mr. Kurtz 1,627,500 shares of Common Stock, at a conversion price of $.40 per share, in exchange for his contribution of $651,000 of the outstanding debt owed to him by the Company.  This indebtedness was evidenced by a promissory note from the Company dated October 8, 2003, which is attached hereto as Exhibit 3.

“The 16,304,247 shares of Common Stock held by Mr. Kurtz prior to the reverse stock split and the Merger were reduced to 815,213 shares of Common Stock following the reverse stock split.

“Following these transactions, on November 29, 2006, Mr. Kurtz gifted an aggregate of 2,500,000 shares of Common Stock.”

Item 4.	Purpose of Transaction

This Item 4 is hereby amended to add at the end thereof the following:

“Pursuant to the Merger Agreement, the Company issued 1.032373 shares of Common Stock in the Merger in exchange for each issued and outstanding share of Old IFL common stock.  Mr. Kurtz received 4,930,213 shares of Common Stock in the Merger in exchange for his shares of Old IFL common stock.

“As a member of the Company’s board of directors, Mr. Kurtz approved the Merger Agreement and the transactions contemplated thereby.  The Company has reported that it entered into the Merger because it had no operations prior to the Merger, and it believed that the Merger offered its stockholders an opportunity to increase the value of their stock inasmuch as their ongoing investment would be in an operating company.

“Pursuant to the Contribution Agreement, the Company issued 1,627,500 shares of Common Stock to Mr. Kurtz in exchange for his contribution of $651,000 of the outstanding debt owed to him by the Company.  The contribution of indebtedness was intended to reduce the Company’s outstanding indebtedness.

“Following these transactions, on November 29, 2006, Mr. Kurtz gifted an aggregate of 2,500,000 shares of Common Stock.

“Mr. Kurtz does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that on December 5, 2006, the Company reported that its board of directors intends to appoint additional members in order that a majority of the Company’s directors will be considered to be independent in accordance with the independent director requirements of one of the national securities exchanges.  Mr. Kurtz is a member of the Company’s board of directors.”

Item 5.	Interest in Securities of the Issuer

(a)-(b)   Following the Merger and Mr. Kurtz’s contribution of indebtedness in exchange for shares of Common Stock, there were 34,124,448 shares of Common Stock issued and outstanding on November 29, 2006. Following these transactions and Mr. Kurtz’s gift transfers, Mr. Kurtz has the power to vote and direct the disposition of 4,872,926 shares of Common Stock, and for the purposes of Reg. Section 240.13d-3 is deemed to beneficially own 14.3%, of the issued and outstanding shares of Common Stock.

(c)          The only transactions effected by Mr. Kurtz in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, during the sixty days prior to November 29, 2006 are described in Item 3 of this Schedule 13D.

(d)         Except as described in this Amendment No. 5 to Schedule 13D, no other shares of Common Stock are owned, beneficially or otherwise, by Mr. Kurtz.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended to add at the end thereof the following:

On April 25, 2006, the Company entered into a Letter Agreement (the “Agreement”), attached hereto as Exhibit 5, with Old IFL and Mr. Kurtz, the Company’s then principal stockholder.  The Agreement set forth the proposed terms of a transaction in which the Company would acquire 100% of the issued and outstanding common and preferred stock of Old IFL in exchange for shares of common stock of the Company which, upon their issuance, would be equal to 95% of the issued and outstanding shares of common stock of the Company.  The Agreement provided that Mr. Kurtz would immediately purchase certain equity interests in Old IFL which would be converted into interests in the Company if the acquisition of Old IFL were consummated.  If the proposed transaction was not consummated, Mr. Kurtz would receive additional equity interests in Old IFL. The Agreement also provided that, upon consummation of the transaction, Mr. Kurtz would convert the promissory note issued by the Company to him, under which principal and interest of $651,000 was then outstanding, into shares of Common Stock.

In connection with the Merger Agreement and in order to induce Old IFL to enter into the Merger Agreement, Mr. Kurtz and members of his family (the “Principal Stockholders”), who then owned collectively approximately 54.5% of the Company’s outstanding Common Stock, entered into a voting agreement, dated as of August 25, 2006 (the “Kurtz Voting Agreement”), with the Company and Old IFL, which is attached as Exhibit 4, pursuant to which the Principal Stockholders agreed, among other things, to vote in favor of the approval of the Merger and the other matters to be approved in connection with the Merger, upon the terms set forth in the Kurtz Voting Agreement.

On August 25, 2006, Mr. Kurtz entered into the Contribution Agreement pursuant to which, immediately following consummation of the Merger, Mr. Kurtz was to contribute to the Company at least $651,000 of the aggregate amount owed to him by the Company in exchange for shares of Common Stock.  Pursuant to the Contribution Agreement, Mr. Kurtz was to receive a number of shares of Common Stock equal to the aggregate amount of obligations contributed divided by the greater of (x) $.40 and (y) the closing price of a share of the Common Stock on the date which was set as the record date for purposes of determination of stockholders entitled to vote with respect to the Merger.  Pursuant to the Contribution Agreement, Mr. Kurtz received 1,627,500 shares of Common Stock at a conversion price of $.40 per share.

On August 1, 2006, Old IFL entered into a promissory note with Mr. Kurtz, attached hereto as Exhibit 6.  Such note bears interest at a rate of 8% per annum, and is repayable upon the earlier of (a) the first anniversary of the promissory note (August 1, 2007), or (b) the first funding of debt and/or equity capital subsequent to the Merger that results in aggregate net cash proceeds to Old IFL of not less than $5 million.

The descriptions of the transactions and the agreements, instruments and documents set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements, instruments and documents governing such matters, each of which is attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7.	Material to Be Filed as Exhibits
1.

Agreement and Plan of Merger, among the Company, Merger Sub, and Old IFL, dated as of August 25, 2006 (incorporated by reference to Annex A to the Company’s amended Schedule 14A filed on October 31, 2006).

2.

Contribution Agreement, between the Company and Richard J. Kurtz, dated as of August 25, 2006 (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K, filed on August 31, 2006).

3.	Promissory Note by and between the Company and Richard Kurtz dated October 8, 2003 (incorporated by reference to Exhibit 10.4 to the Company’s current report on Form 8-K, filed on December 5, 2006).
4.	Promissory Note by and between Old IFL and Richard Kurtz dated August 1, 2006 (incorporated by reference to Exhibit 10.5 to the Company’s current report on Form 8-K, filed on December 5, 2006).
5.

Letter Agreement, among the Company, Old IFL and Richard J. Kurtz, dated April 25, 2006 (incorporated by reference to Exhibit 10.13 to the Company’s current report on Form 8-K, filed on April 28, 2006).

6.

Kurtz Voting Agreement, among the Company, Old IFL and certain stockholders of the Company, dated as of August 25, 2006 (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K, filed on August 31, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2006
Date
/s/ Richard Kurtz
Signature
Richard Kurtz
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).